March 25, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605)

Request to Withdraw the Registration Statement on Form F-1 (File No. 333-293644)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Yimutian Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-293644) which was filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2026, together with all exhibits thereto (the “Registration Statement”), with such request for withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was not declared effective, and the Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Shu Du of Skadden, Arps, Slate, Meagher and Flom LLP by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

[Signature page follows]

Very truly yours,

Yimutian Inc.

By:	/s/ Shijie Chen
Name:	Shijie Chen
Title:	Chief Financial Officer